Form 51-102F3
Material Change Report

Item 1            Name and Address of Company

Platinum Group Metals Ltd. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 899-5450  Facsimile:  (604) 484-4710

Item 2            Date of Material Change - April 1, 2008

Item 3            News Release

The Issuer issued a news release at Vancouver, British Columbia on April 1, 2008 through Marketwire.

Item 4            Summary of Material Change

Platinum Group Metals Ltd. (PTM-TSX; PLG-AMEX) (“Platinum Group Metals”) announces that a feasibility study has been released by Wesizwe Platinum Ltd. “Wesizwe” (JSE:WEZ) covering the Project 2 area owned 50% by the Western Bushveld Joint Venture. Referred to by Wesizwe as a “Bankable Feasibility Study for the Frischgewaagd-Ledig Project”, the study also includes additional resources on the farm Ledig owned 100% by Wesizwe located adjacent to the north of Project 2.  The Western Bushveld Joint Venture is comprised of 37% for Platinum Group Metals Ltd (operator), 37% for Anglo Platinum and 26% for Wesizwe. Platinum Group Metals Ltd. holds an effective 18.5% interest over the Project 2 area which is the majority of the surface area covered by the feasibility study.

Item 5.1         Full Description of Material Change

Please see the Issuer’s news release dated 1 April 2008 (NR#08-152) for a full description of the material change.

Item 5.2         Disclosure for Restructuring Transactions - Not applicable.

Item 6            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102  - Not applicable.

Item 7            Omitted Information  - Not applicable.

Item 8            Senior Officers

The following senior offier of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

R. Michael Jones, President & CEO
Phone:  (604) 899-5450

Item 9            Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.  Dated at Vancouver, British Columbia this 1st day of April, 2008.

Platinum Group Metals Ltd.

“R. Michael Jones”
R. Michael Jones
President & CEO